Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

ClubCorp, Inc.:

We consent to incorporation by reference in the registration statement (Nos. 33-96568, 33-89818, 333-08041, 333-57107 and 333-52612) on Form S-8 of ClubCorp, Inc. of our report dated March 29, 2004, with respect to the consolidated balance sheet of ClubCorp, Inc. and subsidiaries as of December 31, 2002 and December 30, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three – year period ended December 30, 2003, which report appears in the December 30, 2003, annual report on Form 10-K of ClubCorp, Inc.

Our report refers to a change in the method of accounting for derivative instruments and hedging activities on December 27, 2000, and to a change in the method of accounting for the impairment or disposal of long-lived assets, effective December 26, 2001.

KPMG LLP

Dallas, Texas

March 29, 2004